Exhibit 99.1

Harry Winston Diamond Corporation Announces Agreement to Sell its Luxury Brand Segment to The Swatch Group Ltd.

TORONTO, Jan. 14, 2013 /CNW/ - Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the "Company") announces today that it has entered into an agreement to sell its luxury brand diamond jewelry and timepiece division, Harry Winston Inc., to The Swatch Group Ltd. for US$750 million plus their assumption of up to US$250 million of pro forma net debt.

Chairman and Chief Executive Officer, Robert Gannicott said, "At the time that we purchased the Harry Winston brand, resource investment opportunities for diamonds were rare and expensive following the euphoria of the Canadian diamond discoveries, and the involvement of the large international mining companies. The Harry Winston brand was competitively priced compared with its peers and we could bring diamond expertise and strategic connections to enhance value. Today there is a range of diamond resource opportunities while the value of heritage luxury brands has increased dramatically. This transaction represents a sound return on our original investment. It will leave us well equipped to realize upstream opportunities in an environment where cash has become a strategic resource while preserving and expanding our relationship with the downstream diamond business."

The Swatch Group, with its unparalleled combination of expertise in both engineering and brand management, is the perfect home for such a prestigious brand. Under the terms of the purchase agreement, the Company has agreed to trade under a new name as of the time of closing of the transaction and will therefore change its name to Dominion Diamond Corporation. The Company will retain an ongoing relationship with The Swatch Group, one of the world's largest buyers of polished diamonds, in sourcing polished diamonds for them. The two companies will also explore the opportunities for a joint diamond polishing venture bringing together the manufacturing and diamond expertise of the two companies.

After repayment of debt this transaction will net the Company US$750 million. Rothschild advised the Company on the transaction and provided a fairness opinion.

Nayla Hayek, Chairwoman of The Swatch Group Ltd., said, "Harry Winston brilliantly complements the prestige segment of the Group. We are proud and happy to welcome Harry Winston to the Swatch Group family - diamonds are still a girl's best friend."

The transaction is subject to receipt of a variety of regulatory approvals and other customary closing conditions.

Forward Looking Statement
This news release contains forward-looking information relating to the proposed sale of the luxury brand diamond jewelry and timepiece division of Harry Winston Diamond Corporation and other information or statements that are not historical facts. Such forward-looking information is subject to important risks, uncertainties and assumptions, including risks relating to the timing of, and ability to satisfy, the necessary conditions to closing, including the receipt of all necessary regulatory approvals. The results or events predicted in forward-looking information may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While Harry Winston Diamond Corporation may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in Harry Winston Diamond Corporation's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Harry Winston Diamond Corporation
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com
Ms. Laura Kiernan, Director, Investor Relations - (917) 297-4781 or lkiernan@harrywinston.com
Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 01:00e 14-JAN-13